WYNNEFIELD CAPITAL, INC.
450 7TH AVENUE, SUITE 509 NEW YORK, NY10123	NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
TEL: (212) 760-0814	MAX BATZER (212) 760-0330
FAX: (212) 760-0824	PETER BLACK (212) 760-0742
www.wynnefieldcapital.com	STEPHEN ZELKOWICZ (212) 760-0278

FOR CIRCULATION TO THE BOARD OF DIRECTORS

October 10, 2007

Board of Directors
c/o Randall Chestnut
Chief Executive Officer
Crown Crafts Inc.
916 South Burnside Avenue
Gonzales, LA 70737

Dear Randall:

Now that the dust has settled, I am writing you to outline Wynnefield's view of how the Board should proceed and our expectations with respect to governance and the creation and release of shareholder value.

Wynnefield has been a strong advocate of establishing a Strategic Alternatives Committee (SAC) and we feel this notion was endorsed by your shareholders in the August election. Crown Crafts Inc. ("the Company") should take prompt action to form a truly independent SAC and, consistent with this notion, employ a competent outside "arm's length" firm to undertake an analysis of all the options available to the Company. This analysis must include a sale or merger of the Company to be undertaken in the event that adequate risk adjusted returns on invested capital for new initiatives can not be identified. No significant acquisition should be undertaken until this process is completed.

We are also concerned about the governance of CRWS and, as Wynnefield articulated in the proxy materials, request that you promptly unstagger the Board, articulate and implement a succession plan for yourself and other senior executives and orient Board compensation away from cash and toward equity participation in the form of a combination of option grants at market and restricted stock.

It is unfortunate that we had to undertake our successful but expensive proxy campaign to have a Wynnefield nominated voting director in light of the many years of cooperation between us. This should have been something that you were more than happy to do as a matter of course. However, that is in the past and we are prepared to move ahead to meet the many opportunities and challenges that the Company is facing with respect to its products, customer base and strategic future.

The things that need to be done should be undertaken in a manner that indicates absolute sincerity and reality of purpose; we are beyond the "window dressing" phase. I was not elected to the Board and Mr. Rick Wasserman is an independent director. Since we are not insiders, we believe it is in the best interests of all shareholders that there be a public response to this letter. As always, Wynnefield, as your largest shareholder, stands by to offer advice, assistance, access to our wide range of contacts and anything else we can reasonably do to assist in increasing value for the outside shareholder.

Nelson Obus
General Partner, Managing Member